

Derek Newsom · 3rd

CTO + Co-Founder at Yonder

Portland, Oregon · 333 connections · **Contact info**

 **Yonder**

 **Portland State Unive**

Experience



CTO + Co-Founder
Yonder

Dec 2018 – Present · 1 yr 6 mos

A movement for individual well being leading to a more harmonious world

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Partner
Inqubator LLC

2016 – Present · 4 yrs

Architecting, consulting and overseeing various software solutions in the entertainment, media
and retail industries with a specialization on improving online brand presence, metadata
systems and workflow integrations.



Web/UI Developer
Nvoicepay

Aug 2016 – Dec 2018 · 2 yrs 5 mos

Beaverton, Oregon



Managing Partner
Omega | Dinim Software LLC

Jan 2013 – Aug 2016 · 3 yrs 8 mos

Built online metadata and asset management software for producers and distributors to deliver content directly to video streaming platform providers.



Senior Software Developer

Our Alchemy

Jul 2015 – Jun 2016 · 1 yr

Greater Los Angeles Area

Designed a web-based automation system to help tie together in-house systems via exposed APIs. Worked with Deluxe Entertainment to be the first company to create and test API access into their proprietary video transcoding and client file delivery tools. Aided technology strategies with the acquisition of Anderson Digital. Advised on new MPAA cloud star ...see mor

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Education



Portland State University

Computer Science

2008 – 2011

Activities and Societies: PSU Track & Field, The Computer Action Team

Skills & Endorsements

JavaScript · 17

 Endorsed by **2 of Derek's colleagues at Yonder**

Python · 14

 Endorsed by **2 of Derek's colleagues at Yonder**

jQuery · 13

 Endorsed by **2 of Derek's colleagues at Yonder**

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